[LAUNCH MEDIA, INC. LETTERHEAD]

July 14, 2000

Alex Maghen
270 West 17th Street
Apartment 5A
New York, NY 10011

Dear Alex:

It gives me great pleasure to present you with our offer of employment for the position of Chief Technology Officer, Launch Media Inc. (the "Company"). In your capacity as CTO, you will report to the Chief Executive Officer and President. As agreed, you will target to begin your employment on August 1, 2000. In accordance with our discussions, the following terms and conditions will apply:

  1.
  Compensation. Your annual base salary will be $320,000, payable in accordance with the Company's regular payroll schedule. Your salary package is subject to modification during your employment in accordance with the Company's practices, policies, or procedures. In addition to the aforementioned compensation, the Company will grant you options to purchase 75,000 shares of the Company's common stock pursuant to the Launch Media, Inc. Stock Option Plan. The options will vest monthly over a period of four years and have an exercise price equal to fair market value on the date of grant. As with all new hires, there will be a one-year period during which no vesting of options will occur. Upon expiration of the one-year period, you will become immediately vested in 18,750 shares and the remainder will continue to vest on the schedule described above. You will also receive a one-time signing bonus equal to $20,000.

  2.
  Incentive Compensation. In accordance with the Company's practices, policies, or procedures, you shall be eligible to participate in the Company's bonus compensation incentive program. Such bonus amount will be determined by the Company's authorized officers, and are subject to the usual and required payroll deductions and withholdings. All incentive payouts are based on Company and Individual performance, and are assigned a target payout. Your target payout is 40% of your base salary. You will be eligible to participate in the 2000 bonus cycle on a pro-rated basis, and in subsequent years on the regular and customary bonus cycle. You understand that bonuses are not guaranteed compensation. Notwithstanding, the foregoing, of your target payout, 25% of your base salary will be guaranteed bonus and the remaining 15% will be incentive based. You will also be eligible for the Launch Media Inc annual stock option award. You understand that all stock option awards, if any, are based on performance and are subject to change. Stock option awards am not guaranteed compensation.

  3.
  Vacation. You will be entitled to receive three weeks of vacation per year which will accrue at the rate of 1.25 vacation days per month worked. There will be a ninety (90) day introductory period during which you may not use any accrued vacation. Upon expiration of the 90 day Introductory, you may consult with your supervisor to schedule a time when you may use any accrued vacation time. The remainder of your vacation time will continue to vest according to the schedule set forth in this paragraph. You shall be entitled to vacation with pay during subsequent years of employment in accordance with the Company's vacation policy.

  4.
  Holidays. You shall be eligible to participate in the Company's holiday pay program. This program is subject to change at the discretion of the Company.

  5.
  Launch Retirement Savings and Investment Plan. Upon expiration of the 90 day Introductory period, you shall be eligible to participate in the Company's 401(k) Plan. This plan is subject to change at the discretion of the Company.

  6.
  Launch Benefits (Health and Welfare Plans). Coverage in the Launch Benefits program may be effective the first day of the month following your hire date. The Program includes medical plans, dental plans, a vision plan, disability insurance, and life and accident insurance.

  7.
  Change in Control. If, during the first year of your employment, there is a Change in Control, as defined in the Company's 1998 Stock Option Plan, and there results for you a Termination After Change in Control, as defined in the Company's 1998 Stock Option Plan, then you will be paid upon such Change in Control an amount equal to your annual base salary. For purposes of this section, Good Reason, as defined in the Company's 1998 Stock Option Plan, will also he deemed to include a change in your reporting relationship.

As a condition of your employment with the Company, you will furnish and will continue to furnish the Company all necessary documentation that will satisfy the requirements of the Immigration Reform and Control Act of 1986.

Your employment with the Company is at will, not for a specified period of time and can be terminated by you or the Company at any time, with or without cause or notice. No promises, assurances, or other conduct whether written or oral, can modify this paragraph unless set forth in a written agreement signed by you and an authorized officer Launch Media, Inc.

By signing this letter, you acknowledge that the terms described in this letter sets forth the entire understanding between you and the Company; there are no terms, conditions, representations, warranties or covenants other than those contained herein. No term or provision of this letter may be amended waived, released, discharged or modified except in writing, signed by you and an authorized officer of Launch Media, Inc.

Please acknowledge your intent of acceptance of this offer of employment on the terms indicated by signing the enclosed copy of this letter and returning it to me as soon as possible. Should you have any questions, please feel free to contact me. Alex, I am personally pleased you have chosen to join Launch Media Inc, and I look forward to working with you toward our mutual success.

Sincerely,

/s/ ROBERT D. ROBACK

Robert D. Roback
President

I intend to accept the position of Chief Technology Officer, on the terms described within this letter.

/s/ Alex X. Maghen	July 18, 2000

SIGNATURE	DATE